SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  ------------


                                    Form 11-K



(Mark One)

               [T] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                   For the fiscal year ended December 31, 1997

                                       OR


            [ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

             For the transition period from __________ to __________


                                  ------------


                           Commission File No. 1-10308

                                  ------------


                        Cendant Membership Services, Inc.
                           Savings Incentive Plan
                            (Full title of the Plan)


                               Cendant Corporation
          (Name of issuer of the securities held pursuant to the Plan)

                                  6 Sylvan Way
                          Parsippany, New Jersey 07054
                     (Address of principal executive office)

CENDANT MEMBERSHIP SERVICES, INC.
SAVINGS INCENTIVE PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                          Page

INDEPENDENT AUDITORS' REPORTS                                             1 - 2

FINANCIAL STATEMENTS FOR THE YEARS ENDED
   DECEMBER 31, 1997 AND 1996

   Statements of Net Assets Available for Benefits
     as of December 31, 1997 and 1996                                        3

   Statements of Changes in Net Assets Available for
     Benefits, for the Years Ended December 31, 1997 and 1996                4

   Notes to Financial Statements                                          5 - 17

SUPPLEMENTAL SCHEDULES:

   Item 27a - Schedule of Assets Held for Investment Purposes
     as of December 31, 1997                                             18 - 20

   Item 27d - Schedule of Reportable Transactions
     for the Year Ended December 31, 1997                                    21

Signature                                                                   22

EXHIBITS:
Independent Auditors' Consents                                           23 - 24

INDEPENDENT AUDITORS' REPORT


To the Administrative Committee of the
Cendant Membership Services, Inc. Savings Incentive Plan

We have audited the accompanying statement of net assets available for benefits of the Cendant Membership Services, Inc. Savings Incentive Plan (the "Plan") (formerly the Savings Incentive Plan of CUC International, Inc.) as of December 31, 1997, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such 1997 financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1997, and the changes in net assets available for benefits for the year then ended, in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment purposes as of December 31, 1997 and (2) reportable transactions for the year ended December 31, 1997 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Plan summary information by fund as of December 31, 1997, and for the year then ended, is presented for the purpose of additional analysis of the basic financial statements rather than to present information regarding the net assets available for benefits and changes in net assets available for benefits of the individual funds. The supplemental schedules and information by fund are the responsibility of the Plan's Administrative Committee. Such supplemental schedules and information by fund have been subjected to the auditing procedures applied in our audit of the basic 1997 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/ Deloitte & Touche, LLP
Parsippany, New Jersey
July 2, 1998

                         Report of Independent Auditors

To the Administrative Committee of the
Cendant Membership Services, Inc Savings Incentive Plan


We have audited the accompanying statement of net assets available for benefits of the Cendant Membership Services, Inc. Savings Incentive Plan ("the Plan") (formerly the Savings Incentive Plan of CUC International Inc.) as of December 31, 1996, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1996, and the changes in its net assets available for benefits for the year then ended, in conformity with generally accepted accounting principles.



/s/ Ernst & Young LLP
Stamford, Connecticut
June 27, 1997

CENDANT MEMBERSHIP SERVICES, INC.
SAVINGS INCENTIVE PLAN


STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 1997 AND 1996


                                                                           1997                  1996
                                                                       -------------         -------------
ASSETS:
   Investments:
     Common stocks                                                     $  95,805,851         $  68,099,544
     Preferred stock                                                               -                71,167
     Shares of registered investment companies:
       Neuberger & Berman Limited Maturity Bond Fund                      11,496,221            10,717,650
       Neuberger & Berman International Equity Fund                        4,102,802                43,929
       Neuberger & Berman Genesis Fund                                     7,617,528                56,051
       First Union Evergreen Money Market Fund                            12,598,636            10,294,216
       MetLife Stock Market Index Guarantee Fund                           1,353,750                     -
     Short-term investment funds                                             958,856             2,598,794
     Loans to participants                                                 3,617,348             2,843,187
                                                                       -------------         -------------

       Total investments                                                 137,550,992            94,724,538
                                                                       -------------         -------------

   Contributions receivable:
     Participants                                                            329,760               300,782
     Employer                                                                134,619               135,881
   Interest and dividends receivable                                          36,926                27,701
                                                                       -------------         -------------

       Total receivables                                                     501,305               464,364
                                                                       -------------         -------------

ASSETS AVAILABLE FOR BENEFITS                                          $ 138,052,297         $  95,188,902
                                                                       =============         =============

See notes to financial statements.

CENDANT MEMBERSHIP SERVICES, INC.
SAVINGS INCENTIVE PLAN


STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 1997 AND 1996


                                                                           1997                  1996
                                                                       -------------         -------------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
   Contributions:
     Participants                                                      $   9,761,052         $   7,865,141
     Employer                                                              4,000,585             3,630,585
     Rollovers                                                             8,440,233             7,135,007
                                                                       -------------         -------------

         Total contributions                                              22,201,870            18,630,733
                                                                       -------------         -------------

   Investment income:
     Realized and unrealized gains (losses)                               28,796,409             2,028,721
     Interest and dividends                                                1,963,443             1,575,490
                                                                       -------------         -------------

         Total investment income                                          30,759,852             3,604,211
                                                                       -------------         -------------

Loan repayments                                                              416,021                     -
                                                                       -------------         -------------

         Total additions                                                  53,377,743            22,234,944
                                                                       -------------         -------------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
   Benefits paid to participants                                         (10,514,348)           (9,906,492)
                                                                       --------------        --------------

         Total deductions                                                (10,514,348)           (9,906,492)
                                                                       --------------        --------------

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS                         42,863,395            12,328,452

NET ASSETS AVAILABLE FOR BENEFITS
   BEGINNING OF YEAR                                                      95,188,902            82,860,450
                                                                       -------------         -------------

NET ASSETS AVAILABLE FOR BENEFITS,
   END OF YEAR                                                         $ 138,052,297         $  95,188,902
                                                                       =============         =============



See notes to financial statements.

CENDANT MEMBERSHIP SERVICES, INC.
SAVINGS INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1997 AND 1996
--------------------------------------------------------------------------------


1.    DESCRIPTION OF THE PLAN

      The following description of the Cendant Membership Services, Inc. Savings Incentive Plan (the "Plan") (formerly the Savings Incentive Plan of CUC International, Inc.) provides only general information. Participants should refer to the Summary Plan Description or the Plan documents, which are available from Cendant Membership Services, Inc. (the "Company" or the "Plan Sponsor"), for a more complete description of the Plan's provisions.

      The Plan is a defined contribution plan which provides retirement, disability and death benefits to eligible employees of the Company and its subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

      Effective January 1, 1997, the Company amended the Plan to provide for monthly rather than quarterly entry dates, and to change the eligibility service requirement to six months of employment from one year of service. The Company also amended the Plan's definition of "compensation" to include elective deferrals under the Plan and any elective contributions under a cafeteria plan pursuant to Section 125 of the Internal Revenue Code. In addition, the Company eliminated the Plan language limiting elective deferrals by highly compensated employees (as defined) to 6% of defined compensation, and amended the Plan to permit 401(k) participants to change their deferral elections under the Plan on a monthly rather than quarterly basis.

      The Company also amended the Plan to permit in-service withdrawals from a participant's pre-tax account and the vested portion of the Company matching account upon the participant's attainment of age 59-1/2. The Company removed from the Plan the requirement that installment distributions from the Plan may not be made over a period longer than 20 years. Plan was amended to exclude certain employees from participation in the Plan and clarified that certain workers are excluded from participation, regardless of whether they are common law employees. A provision in the Plan was made that a Plan loan shall become due within sixty days of a participant's death, disability, retirement or other termination of employment, rather than immediately thereafter.

      Effective  December 17, 1997 and coincident with the Cendant  Merger (See
      Note 6), the Company further amended the Plan by changing the definition of "employer" and "Company" to reflect the change in Plan sponsorship.

      Effective November 1, 1996, Fleet Financial Group ("Fleet") was replaced by The Metropolitan Life Insurance Company ("MetLife") as the recordkeeper of the Plan. Additionally, effective November 1, 1996, Fleet was replaced by Neuberger & Berman Trust Company ("Neuberger & Berman") as the trustee for the Cendant Corporation Company Stock Fund; and Chase Manhattan Bank ("Chase") as the trustee for the Equity Separate Fund and all other funds of the Plan (with MetLife serving as Chase's agent for the other funds).

      The following is a summary of certain plan provisions:

      a. Eligibility - The Plan covers substantially all employees of the Company who work in excess of 20 hours per week and its subsidiaries who have been employed for at least six months and are age twenty-one or older.

      b. Contributions - Each year, participants may contribute up to 15% of pretax annual compensation, as defined in the Plan. The Company matches each participant's bi-weekly contribution dollar for dollar of the first $27.69, $0.60 for each dollar of the next $36.93, and $0.40 for each dollar of the next $27.69 up to a maximum of 6% of pretax annual compensation, as defined in the Plan, for a total maximum match of $60.92 per bi-weekly pay period. Participants may also contribute amounts representing transfers from other qualified plans, which are not subject to the Company match.

      c. Rollovers - All employees, upon commencement of employment, are provided the option of making a rollover contribution to the Plan in accordance with Internal Revenue Service regulations.

      d. Vesting - Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company matching portion of their accounts (plus actual earnings thereon) is based on years of credited service. A participant is 100% vested after five years of credited service.

      e. Termination - Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested and will receive lump-sum distributions in an amount equal to the value of their accounts.

      f. Loan Provision - Participants may borrow from their fund accounts up to the lesser of $50,000 or 50% of their account balance. Loan terms range from 1-5 years and are secured by the balance in the participant's account. The loans bear interest at a rate commensurate with local prevailing rates as determined quarterly by the plan administrator and the trustee. Interest rates on outstanding loans currently range from 7.16% to 11%. Principal and interest is paid ratably through monthly payroll deductions.

      g. Participant Accounts - Each participant's account is credited with the participant's contributions and allocations of the Company's contributions and Plan earnings. Allocations are based on participant earnings or account balances as defined. Forfeited balances of terminated participants' nonvested accounts are used to, at the discretion of the committee, either pay administrative expenses of the Plan or reduce future Company contributions. During the year ended December 31, 1997, approximately $220,000 of net forfeited balances were offset against Company contributions.

      h. Benefits Payable - Upon termination of employment, a participant may receive a lump-sum amount equal to the vested value of his or her account. Distributions to terminated employees are recorded in the financial statements when paid. Amounts payable to participants who have terminated participation in the Plan were approximately $238,000 at December 31, 1997.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Basis of Presentation - The accounting records of the Plan are maintained on the accrual basis. All administrative expenses incurred in connection with the operation of the plan are generally paid by the Company.

      Valuation of Investments - The Plan's investments are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year. Investments traded on the over-the-counter market for which no sale was reported on that date are valued at the average of the last reported bid and ask prices. The shares of registered investment companies are valued at the quoted market price which represent the net asset value of shares held by the Plan at year-end. Loans to participants are valued at cost, which approximates fair value.

      Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

      The change in the difference between the fair value and the cost of investments which are held at each statement date is reflected as net unrealized gains (losses) in the statement of changes in net assets available for benefits. The net realized gains (losses) on investments is the difference between the proceeds received, after fees and expenses, and the average cost of the investments sold.

      Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect reported amounts and related disclosures. Actual results could differ from those estimates.

3.    INVESTMENTS

      The Plan's investments which exceeded 5% of net assets available for benefits as of December 31, 1997 and 1996 are as follows:

                                                                           1997                  1996
                                                                       -------------         -------------
        Neuberger & Berman Limited Maturity Bond Fund
           1997 - 1,203,793 shares                                     $  11,496,221
           1996 - 1,124,622 shares                                                           $  10,717,650

        First Union Evergreen Money Market Fund
           1997 - 12,598,636 shares                                       12,598,636
           1996 - 10,294,216 shares                                                             10,294,216

        Cendant Corporation Common Stock
           1997 - 1,446,320 shares                                        49,717,250
           1996 - 1,448,017 shares                                                              34,398,404

        Neuberger & Berman Genesis Fund
           1997 - 342,823 shares                                           7,617,528                     -

      Investment  Options - Upon  enrollment  in the Plan (and until October 31,
      1996), a participant could direct employer and employee contributions in 5% increments in any of the following investment options that were available under the Plan (through Fleet).

      a. Fixed Fund - Funds were invested in United States Treasury obligations, certificates of deposit, commercial paper, and money market funds, all having a maturity of three years or less from the date of investment, and insurance company contracts which provide a fixed rate of interest for a specified period of time.

      b.    Bond  Fund  -  Funds  were   invested  in   long-term   fixed-income
            securities, including government and corporate bonds or in mutual funds which specialize in such fixed-income securities.

      c. Equity Separate Fund - Funds were invested in a variety of common and preferred stocks with emphasis on a balanced portfolio of primarily common stocks or in mutual funds which specialize in such equity investments.

      d. CUC Stock Fund - Funds were invested in common stock of CUC International, Inc. ("CUC"), (the Plan Sponsor's parent company prior to the merger of HFS Incorporated ("HFS") with CUC), which was traded on the New York Stock Exchange.

      Effective November 1, 1996, a participant may direct employer and employee contributions in 1% increments in any of the following investment options available under the Plan (through Neuberger & Berman and Chase). Participants may change their investment allocation between funds on a daily basis.

      a. Equity Separate Fund - Funds are invested in a variety of common and preferred stocks with emphasis on a balanced portfolio of primarily common stocks or in mutual funds which specialize in such equity investments.

      b. Cendant Corporation Company Stock Fund (formerly CUC Stock Fund) - Funds are invested in the common stock of the Plan Sponsor's parent company, which is traded on the New York Stock Exchange.

      c. Neuberger & Berman Limited Maturity Bond Fund - Funds are invested in a diversified portfolio of short to intermediate term U.S. government and agency securities as well as primarily investment grade debt securities issued by financial institutions, corporations and others.

      d. Neuberger & Berman International Equity Fund - Funds are invested in a diversified portfolio of equity securities of medium to large capitalized companies doing business outside the United States and traded on foreign exchanges.

      e. Neuberger & Berman Genesis Fund - Funds are invested principally in common stocks of companies with a market capitalization of $750 million or less.

      f. First Union Evergreen Money Market Fund - Funds are invested in high-quality money market instruments.

      Additionally, effective June 1, 1997, a participant may direct the employer and employee contributions in 1% increments in the MetLife Stock Market Index Guarantee Fund which is a commingled separate account that offers the return of the Standard & Poor's 500 Composite Stock Price Index, minus an annual management fee.

4.    DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

      The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 1996:



                                                                        1996
                                                                    ------------

      Net assets available for benefits per financial statements    $ 95,188,902
      Amounts allocated to withdrawn participants                              -
                                                                    ------------
      Net assets available for benefits per Form 5500                 95,188,902
                                                                    ============


      The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 1996:

                                                                        1996
                                                                   -------------

      Benefits paid to participants per financial statements       $  9,906,492
      Less amounts allocated on Form 5500 to withdrawn
         participants at December 31, 1995                           (3,142,436)
                                                                   -------------

      Benefits paid to participants per Form 5500                  $  6,763,946
                                                                   =============




5.    INTERNAL REVENUE SERVICE STATUS

      The Plan is intended to be qualified under section 401 (a) of the Internal Revenue Code of 1986 (the "Code") and is intended to be exempt from taxation under section 501 (a) of the Code. The Plan received a favorable IRS determination letter dated September 7, 1995. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and the related trust was tax exempt as of the financial statement date. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6.    BUSINESS COMBINATIONS AND PLAN MERGERS

      1997

      Cendant - In December 1997, Cendant Corporation was created through the merger (the "Cendant Merger") of CUC International Inc. ("CUC") and HFS Incorporated ("HFS") with CUC surviving and being renamed Cendant Corporation ("Cendant" or the "Parent Company"). Cendant is a leading global provider of consumer and business services including technology-driven membership-based consumer services, travel services and real estate services. The Company currently maintains each of the existing employee savings plans of the merged companies.

      Hebdo Mag - In October 1997, Cendant issued 14.2 million shares of its common stock for all of the outstanding common stock of Hebdo Mag International Inc. ("Hebdo Mag"). Employees of Hebdo Mag are eligible to participate in the Plan effective July 1, 1998.

      NUMA - In February 1997, Cendant issued 3.0 million shares of its common stock for substantially all of the assets and specific liabilities of NUMA Corporation ("NUMA"). NUMA maintained a profit sharing plan (consisting of approximately $1.0 million in assets as of December 31, 1997), which was terminated on December 31, 1997. Employees have the option of rolling over their profit sharing plan assets into the Plan and became eligible for participation in the Plan on January 1, 1998.

      Davidson, Sierra and Ideon - In July 1996, Cendant issued 45.1 million shares of its common stock for all of the outstanding capital stock of Davidson & Associates, Inc. ("Davidson"). Also in July 1996, Cendant issued 38.4 million shares of its common stock for all of the outstanding capital stock of Sierra On-Line, Inc. ("Sierra"). In August 1996, Cendant issued 16.6 million shares of its common stock for all of the outstanding capital stock of Ideon Group, Inc. ("Ideon").

      Davidson, Sierra and Ideon sponsored several retirement plans, which were merged into the Plan. In connection with such plan mergers, plan assets of approximately $4.1 million and $9.1 million were transferred into the Plan during 1997 and 1998, respectively. The Company expects to transfer the remaining assets from such plan mergers (having an asset value of approximately $7.4 million at December 31, 1997) into the Plan during 1998.

      North American Outdoor Group - Cendant merged the existing 401(k) plan of its subsidiary, North American Outdoor Group (acquired in 1995), into the Plan during the fourth quarter of 1996. In connection with such plan merger, approximately $3.5 million of assets were transferred into the Plan during 1997.

      Other - Cendant acquired certain other entities during 1997 that maintain 401(k) plans (consisting of approximately $4.0 million of assets as of December 31, 1997), which Cendant expects to merge into the Plan during 1998.

      1996

      Getting to Know You, Inc. - On March 31, 1996, the Employee Stock Ownership and Savings Plan (the "ESOP") of Getting to Know You, Inc. (a wholly-owned subsidiary of the Company) terminated and the related participants were given the option to roll over their balances into the Plan. During the year ended December 31, 1996, $7.1 million from the ESOP was transferred to the Plan.

      The aforementioned asset transfers into the Plan during 1997 and 1996 are included in contributions rollovers in the statements of changes in net assets available for benefits for the years ended December 31, 1997 and 1996.

7.    RECENT EVENTS

      Cendant Restatement, Investigation and Litigation - On April 15, 1998, Cendant announced that it had discovered accounting irregularities in certain former CUC business units, which are part of Cendant's Alliance Marketing segment (formerly the Membership segment) and the Audit Committee of the Cendant's Board of Directors has initiated an investigation into such matters. Accordingly, Cendant will restate annual and quarterly net income and earnings per share for 1997 and may restate certain other previous periods related to the former CUC businesses. The investigation is expected to be completed during the summer of 1998.

      Since the aforementioned Parent Company announcement, and prior to the date hereof, class action lawsuits, certain legal actions and other legal complaints have been filed against Cendant, its predecessor, CUC, and certain current and former officers and directors of Cendant and CUC. These complaints assert, among other things, claims under the federal securities laws, and allege various breaches of fiduciary duty, mismanagement and negligence. While it is not feasible to predict or determine the final outcome of these proceedings, Cendant does not expect these proceedings to have any material adverse impact on the Plan.

      The aforementioned announcement resulted in a decline in the per share price of the Parent Company common stock. At December 31, 1997, the Cendant Corporation Company Stock Fund, valued at $49.7 million, was comprised of 1,446,320 shares of Parent Company common stock which had a closing price of $34.375. At July 2, 1998, the closing price of the Parent Company common stock was $21.5625 per share. At $21.5625 per share, the Cendant Corporation Company Stock Fund at December 31, 1997 would have been valued at $31.2 million.

      Cendant 1998 Acquisitions

      a.   Jackson  Hewitt  Inc. - On January 7,  1998,  Cendant  completed  the acquisition of Jackson Hewitt Inc. ("Jackson Hewitt"), for approximately $480.0 million in cash. Jackson Hewitt operates the second largest tax preparation service franchise system in the United States with locations in 41 states. Jackson Hewitt franchises a system of approximately 2,050 offices that specialize in computerized preparation of federal and state individual income tax returns.

      b. The Harpur Group Ltd. - On January 20, 1998, Cendant completed the acquisition of The Harpur Group Ltd. ("Harpur"), a leading fuel card and vehicle management company in the United Kingdom ("UK"), from privately held H-G Holdings, Inc. for approximately $186.0 million in cash plus future contingent payments of up to $20.0 million over the next two years.

      c. National Parking Corporation - On April 27, 1998, Cendant completed the acquisition of National Parking Corporation ("NPC") for $1.3 billion in cash. NPC is the largest private (nonmunicipal) single car park operator in the UK with approximately 500 locations. NPC has also developed a broad-based roadside assistance group under the name of Green Flag. Green Flag offers a wide-range of emergency support and rescue services to approximately 3.5 million members.

      d. Other - Cendant acquired certain other entities during the first quarter of 1998 for an aggregate purchase price of $378.9 million.

      Pending Cendant Acquisitions

      Providian Auto and Home Insurance Company - On December 9, 1997, Cendant executed a definitive agreement to acquire Providian Auto and Home Insurance Company ("Providian") for approximately $219.0 million in cash. Closing is subject to receipt of required regulatory approval which will require restated financial statements of the Parent Company and other customary conditions. Providian sells automobile insurance to consumers through direct response marketing in 45 states and the District of Columbia.

      RAC Motoring Services - On May 1, 1998, Cendant signed a letter of intent and entered into exclusive negotiations with Royal Automobile Club Limited ("RACL") to acquire their RAC Motoring Services subsidiary for approximately $750.0 million in cash. Closing is subject to the execution of a definitive agreement and approval by 75% of RACL's voting members and is anticipated in the summer of 1998. RAC Motoring Services is the second-largest roadside assistance company in the UK and also owns the UK's largest driving school company.

      American Bankers Insurance Group, Inc. - On March 23, 1998, Cendant entered into a definitive agreement to acquire American Bankers Insurance Group, Inc. ("American Bankers") for $67 per share in cash and stock, for aggregate consideration of $3.1 billion. Cendant intends to purchase 23.5 million shares of American Bankers at $67 per share through its pending cash tender offer, to be followed by a merger in which Cendant will deliver its shares with a value of $67 for each remaining share of American Bankers common stock outstanding. The Company has received anti-trust clearance to acquire American Bankers. The tender offer is subject to the receipt of tenders representing at least 51% of the common stock of American Bankers as well as customary closing conditions. The transaction is expected to be completed following the restatement of the Parent Company's financial statements, receipt of and approval by American Bankers' shareholders and receipt of required regulatory approvals, which require restated financial statements. American Bankers provides affordable, specialty insurance products and services through financial institutions, retailers and other entities offering consumer financing.

      In connection with the Company's acquisitions and pending acquisitions noted above, the Company may elect to merge the employee savings plans of such acquired companies into the Plan.

      Plan Withdrawal

      At March 20, 1998 approximately $7.5 million of assets was withdrawn from the Company's Plan and transferred to Interval Holdings, Inc. Retirement Savings Plan in connection with the sale in December 1997 of all of the outstanding shares of Interval International Inc. ("Interval") by Cendant and the subsequent departure of participants employed by Interval.

8.    PARTY-IN-INTEREST

      A portion of the plan investments are shares in a fund managed by MetLife, the MetLife Stock Market Index Guarantee Fund. MetLife is the custodian of these investments as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

9.    PLAN SUMMARY BY FUND

      The following tables represent the statements of net assets available for benefits as of December 31, 1997 and 1996, and the changes in net assets available for benefits, summarized by fund, for the years ended December 31, 1997 and 1996.

CENDANT MEMBERSHIP SERVICES, INC.
SAVINGS INCENTIVE PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION DECEMBER 31, 1997



                                                                 Fund Information
                                            -----------------------------------------------------------
                                                                               Neuberger         Neuberger
                                                                  Cendant       & Berman          & Berman
                                                    Equity    Corporation        Limited     International
                                                  Separate        Company       Maturity            Equity
                                                      Fund     Stock Fund      Bond Fund              Fund           Subtotal
                                               -----------   ------------    -----------     -------------       ------------
ASSETS:
  Investments:
    Common stocks                              $46,088,601    $49,717,250    $         -     $       -           $ 95,805,851
    Preferred stocks                                     -              -              -             -                      -
Shares of registered investment companies:               -              -              -             -                      -
    Neuberger & Berman Ltd. Maturity Bond Fund           -              -     11,496,221             -             11,496,221
    Neuberger & Berman International
     Equity Fund                                         -              -              -       4,102,802            4,102,802
    Neuberger & Berman Genesis Fund                      -              -              -             -                      -
    First Union Evergreen Money Market Fund              -              -              -             -                      -
    MetLife Stock Market Index Guarantee Fund            -              -              -             -                      -
    Short-term investment funds                    321,927        636,929              -             -                958,856
    Loans to participants                                -              -              -             -                      -
                                              ------------    -----------   ------------      ----------          -----------
      Total investments                         46,410,528     50,354,179     11,496,221       4,102,802          112,363,730
                                              ------------    -----------   ------------      ----------          -----------
  Contributions receivable:
    Participants                                   102,825         95,480         30,826          22,215              251,346
    Employer                                        40,826         39,985         14,988           7,315              103,114
  Interest and dividends receivable                 36,926              -              -               -               36,926
                                              ------------    -----------   ------------      ----------          -----------
           Total receivables                       180,577        135,465         45,814          29,530              391,386
                                              ------------    -----------   ------------      ----------          -----------
NET ASSETS AVAILABLE FOR BENEFITS             $ 46,591,105    $50,489,644   $ 11,542,035      $4,132,332         $112,755,116
                                              ============    ===========   ============      ==========         ============



See notes to financial statements.

CENDANT MEMBERSHIP SERVICES, INC.
SAVINGS INCENTIVE PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
DECEMBER 31, 1997                            (Continued)



                                                                                Fund Information
                                                     -------------------------------------------------------------------------------
                                                                                First Union        MetLife
                                                                    Neuberger     Evergreen   Stock Market
                                                                     & Berman         Money         Index
                                                                      Genesis        Market     Guarantee        Loan
                                                        Subtotal         Fund          Fund          Fund        Fund          Total
                                                     -----------   ----------   -----------    ----------  ----------   ------------
ASSETS:
  Investments:
    Common stocks                                    $95,805,851   $        -   $         -    $        -  $        -   $ 95,805,851
    Preferred stocks                                           -            -             -             -           -              -
    Shares of registered investment companies:
      Neuberger & Berman Ltd. Maturity Bond Fund      11,496,221            -             -             -           -     11,496,221
      Neuberger & Berman International Equity Fund     4,102,802            -             -             -           -      4,102,802
      Neuberger & Berman Genesis Fund                          -    7,617,528             -             -           -      7,617,528
      First Union Evergreen Money Market Fund                  -            -    12,598,636             -           -     12,598,636
      MetLife Stock Market Index Guarantee Fund                -            -             -      1,353,750          -      1,353,750
      Short-term investment funds                        958,856            -             -             -           -        958,856
      Loans to participants                                    -            -             -             -    3,617,348     3,617,348
                                                    ------------   ----------   -----------     ----------  ----------  ------------
         Total investments                           112,363,730    7,617,528    12,598,636      1,353,750   3,617,348   137,550,992
                                                    ------------   ----------   -----------     ----------  ----------  ------------
Contributions receivable:
     Participants                                        251,346       40,966        25,354         12,094          -        329,760
     Employer                                            103,114       13,596        13,647          4,262          -        134,619
     Interest and dividends receivable                    36,926            -             -              -          -         36,926
                                                    ------------   ----------   -----------     ----------  ----------  ------------
          Total receivables                              391,386       54,562        39,001         16,356          -        501,305
                                                    ------------   ----------   -----------     ----------  ----------  ------------
NET ASSETS AVAILABLE FOR BENEFITS                   $112,755,116   $7,672,090   $12,637,637     $1,370,106  $3,617,348  $138,052,297
                                                    ============   ==========   ===========     ==========  ==========  ============




See notes to financial statements.

CENDANT MEMBERSHIP SERVICES, INC.
SAVINGS INCENTIVE PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION DECEMBER 31, 1996



                                                                         Fund Information
                                           -----------------------------------------------------------------------------
                                                                           Equity            CUC        Limited
                                             Fixed        Bond           Separate          Stock       Maturity
                                              Fund        Fund               Fund           Fund      Bond Fund         Subtotal
                                           -------      ------        -----------    -----------    -----------      -----------

ASSETS:
  Investment at fair value (Note 3):
    Common stocks                          $     -      $    -        $33,709,140     $34,390,404   $         -      $68,099,544
    Preferred stocks                             -           -             71,167               -             -           71,167
    Shares of registered investment
      companies:
      Neuberger & Berman Ltd. Maturity
        Bond Fund                                -           -                  -               -    10,717,650       10,717,650
      Neuberger & Berman International
        Equity Fund                              -           -                  -               -             -                -
      Neuberger & Berman Genesis Fund            -           -                  -               -             -                -
      First Union Evergreen Money Market
       Fund                                                  -                  -               -             -             -
    Short-term investment funds             32,636      28,357          1,145,991       1,352,444             -        2,559,428
    Loans to participants                        -           -                  -               -             -                -
                                           -------     -------        -----------     -----------    ----------     ------------
           Total investments                32,636      28,357         34,926,298      35,742,848    10,717,650       81,447,789
                                           -------     -------        -----------     -----------    ----------     ------------
  Contributions receivable:
    Participants                                 -           -            120,763          94,533        39,176          254,472
    Employer                                     -           -             49,783          43,615        19,284          112,682
  Interest and dividends receivable              -           -             27,701               -             -           27,701
                                           -------     -------        -----------     -----------    ----------     ------------
           Total receivables                     -           -            198,247         138,148        58,460          394,855
                                           -------     -------        -----------     -----------    ----------     ------------

NET ASSETS AVAILABLE FOR BENEFITS          $32,636     $28,357        $35,124,545     $35,880,996   $10,776,110     $ 81,842,644
                                           =======     =======        ===========     ===========   ===========     ============



See notes to financial statements.

CENDANT MEMBERSHIP SERVICES, INC.
SAVINGS INCENTIVE PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
DECEMBER 31, 1996                            (Continued)


                                                                                Fund Information
                                                 -----------------------------------------------------------------------------------
                                                                International                    Money
                                                                       Equity   Genesis         Market          Loan
                                                    Subtotal             Fund      Fund           Fund          Fund        Subtotal
                                                 -----------     ------------   -------    -----------    ----------     -----------

ASSETS:
  Investment at fair value (Note 3):
    Common stocks                                $68,099,544     $          -   $     -    $         -    $        -     $68,099,544
    Preferred stocks                                  71,167                -         -              -             -          71,167
    Shares of registered investment companies:
      Neuberger & Berman Ltd. Maturity
       Bond Fund                                  10,717,650                -         -              -             -      10,717,650
      Neuberger & Berman International
       Equity Fund                                         -           43,929         -              -             -          43,929
      Neuberger & Berman Genesis Fund                      -                -    56,051              -             -          56,051
      First Union Evergreen Money Market Fund              -                -         -     10,294,216             -      10,294,216
     Short-term investment funds                   2,559,428                -         -              -        39,366       2,598,794
     Loans to participants                                 -                -         -              -     2,843,187       2,843,187
                                                 -----------     ------------   -------    -----------    ----------     -----------
           Total investments                      81,447,789           43,929    56,051     10,294,216     2,882,553      94,724,538
                                                 -----------     ------------   -------    -----------    ----------     -----------
  Contributions receivable:
    Participants                                     254,472            3,666     7,482         35,162             -         300,782
    Employer                                         112,682            1,407     2,709         19,083             -         135,881
  Interest and dividends receivable                   27,701                -         -              -             -          27,701
                                                 -----------     ------------   -------    -----------    ----------     -----------
           Total receivables                         394,855            5,073    10,191         54,245             -         464,364
                                                 -----------     ------------   -------    -----------    ----------     -----------

NET ASSETS AVAILABLE FOR BENEFITS                $81,842,644     $     49,002   $66,242    $10,348,461    $2,882,553     $95,188,902
                                                 ===========     ============   =======    ===========    ==========     ===========

See notes to financial statements.

CENDANT MEMBERSHIP SERVICES, INC.
SAVINGS INCENTIVE PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION YEAR ENDED DECEMBER 31, 1997



                                                                              Fund Information
                                   -------------------------------------------------------------------------------------------------
                                                                                              Neuberger      Neuberger
                                                                                 Cendant       & Berman      & Berman
                                                                   Equity      Corporation     Limited     International
                                       Fixed          Bond        Separate       Company       Maturity       Equity
                                       Fund           Fund          Fund       Stock Fund     Bond Fund        Fund         Subotal
                                   ----------     -----------    -----------   -----------   -----------   ------------- -----------

ADDITIONS TO NET ASSETS
  ATTRIBUTED TO:
  Contributions:
    Participants ..................$        -     $         -    $ 3,273,174   $ 2,754,794   $ 1,041,686   $  596,920    $ 7,666,574
    Employer                                -               -      1,353,977     1,220,738       509,524      212,375      3,296,614
    Rollovers                               -               -      1,661,608       661,625       470,730    1,006,192      3,800,155
                                   ----------     -----------    -----------   -----------   -----------   ----------    -----------
       Total contributions                  -               -      6,288,759     4,637,157     2,021,940    1,815,487     14,763,343
                                   ----------     -----------    -----------   -----------   -----------   ----------    -----------

  Investment income:
    Realized and unrealized gains
     (losses) ..................            -               -     12,984,495    14,663,603      (271,057)      31,783     27,408,824
    Interest and dividends                  -               -        324,644        47,952       814,297       39,346      1,226,239

       Total investment income              -               -     13,309,139    14,711,555       543,240       71,129     28,635,063

  Loan repayments                           -               -        484,469       574,393       220,470       40,021      1,319,353
                                 ------------     -----------    -----------   -----------    ----------   ----------    -----------
       Total additions                      -               -     20,082,367    19,923,105     2,785,650    1,926,637     44,717,759
                                 ------------     -----------    -----------   -----------    ----------   ----------    -----------

DEDUCTIONS FROM NET ASSETS
  ATTRIBUTED TO:
  Benefits paid to participants             -               -     (3,709,685)   (3,154,214)   (1,018,162)     (43,051)   (7,925,112)
  Loan disbursements                        -               -       (810,446)     (984,594)     (231,587)     (63,023)   (2,089,650)
                                 ------------     -----------    -----------   -----------    ----------   ----------    -----------
       Total deductions                     -               -     (4,520,131)   (4,138,808)   (1,249,749)    (106,074)  (10,014,762)
                                 ------------     -----------    -----------   -----------    ----------   ----------    -----------
INTERFUND TRANSFERS .......           (32,636)        (28,357)    (4,095,676)   (1,175,649)     (769,976)   2,262,767    (3,839,527)
                                 ------------     -----------    -----------   -----------    ----------   ----------    -----------
NET INCREASE IN NET ASSETS
  AVAILABLE FOR BENEFITS              (32,636)        (28,357)    11,466,560    14,608,648       765,925    4,083,330    34,702,997

NET ASSETS AVAILABLE FOR
  BENEFITS BEGINNING OF YEAR           32,636          28,357     35,124,545    35,880,996    10,776,110       49,002    81,891,646
                                 ------------     -----------    -----------   -----------    ----------   ----------    -----------

NET ASSETS AVAILABLE FOR
  BENEFITS END OF YEAR .....     $          -     $         -    $46,591,105   $50,489,644   $11,542,035   $4,132,332  $112,755,116
                                 ============     ===========    ===========   ===========   ===========   ==========  ============

See notes to financial statements.

CENDANT MEMBERSHIP SERVICES, INC.
SAVINGS INCENTIVE PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
YEAR ENDED DECEMBER 31, 1997                           (Continued)



                                                                                          Fund Information
                                             ---------------------------------------------------------------------------------------
                                                                            First Union       MetLife
                                                                Neuberger     Evergreen  Stock Market
                                                                 & Berman         Money         Index
                                                                  Genesis        Market     Guarantee          Loan
                                                  Subotal            Fund          Fund          Fund          Fund          Total
                                             ------------     -----------   -----------   -----------    ----------     ------------
ADDITIONS TO NET ASSETS
  ATTRIBUTED TO:
  Contributions:
    Participants .........................   $  7,666,574     $   970,382   $   990,439   $   133,657    $        -      $9,761,052
    Employer .............................      3,296,614         353,807       303,375        46,789             -       4,000,585
    Rollovers ............................      3,800,155       2,026,307     2,456,286       157,485             -       8,440,233
                                             ------------     -----------   -----------   -----------    ----------     ------------
           Total contributions ...........     14,763,343       3,350,496     3,750,100       337,931             -      22,201,870
                                             ------------     -----------   -----------   -----------    ----------     ------------

  Investment income:
    Realized and unrealized gains (losses)     27,408,824       1,303,634                      83,951             -      28,796,409
    Interest and dividends ...............      1,226,239          50,924       686,269            11             -       1,963,443
                                             ------------     -----------   -----------   -----------    ----------      -----------
           Total investment income .......     28,635,063       1,354,558       686,269        83,962             -      30,759,852
                                             ------------     -----------   -----------   -----------    ----------     ------------
  Loan repayments ........................      1,319,353          62,591       224,858         6,936    (1,197,717)        416,021
                                             ------------     -----------   -----------   -----------    ----------     ------------
           Total additions ...............     44,717,759       4,767,645     4,661,227       428,829    (1,197,717)     53,377,743
                                             ------------     -----------   -----------   -----------    ----------     ------------
DEDUCTIONS FROM NET ASSETS
  ATTRIBUTED TO:
  Benefits paid to participants ..........     (7,925,112)      (117,825)    (1,868,091)      (18,392)     (584,928)    (10,514,348)
  Loan disbursements                           (2,089,650)      (123,814)      (297,512)       (6,464)    2,517,440             --
                                             ------------     -----------   -----------   -----------    ----------     ------------
           Total deductions ..............    (10,014,762)      (241,639)    (2,165,603)      (24,856)     1,932,512    (10,514,348)
                                             ------------     -----------   -----------   -----------    ----------     ------------
INTERFUND TRANSFERS ......................     (3,839,527)     3,079,842       (206,448)      966,133             -               -
                                             ------------     ----------    -----------   -----------    ----------     ------------
NET INCREASE IN NET ASSETS
  AVAILABLE FOR BENEFITS .................     30,863,470      7,605,848      2,289,176     1,370,106       734,795      42,863,395

NET ASSETS AVAILABLE FOR BENEFITS,
  BEGINNING OF YEAR ......................     81,891,646         66,242     10,348,461             -     2,882,553      95,188,902
                                             ------------     -----------   -----------   -----------    ----------     ------------
NET ASSETS AVAILABLE FOR BENEFITS,
  END OF YEAR ............................   $112,755,116    $ 7,672,090    $12,637,637    $1,370,106    $3,617,348    $138,052,297
                                             ============    ===========    ===========    ==========    ==========    ============


See notes to financial statements.

CENDANT MEMBERSHIP SERVICES, INC.
SAVINGS INCENTIVE PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION YEAR ENDED DECEMBER 31, 1996



                                                      Fund Information
                               ---------------------------------------------------------------------------------------
                                                                 Equity           CUC         Limited
                                     Fixed          Bond       Separate         Stock        Maturity
                                      Fund          Fund          Fund           Fund       Bond Fund          Subotal
                               -----------   -----------   ------------    -----------    ------------     -----------
ADDITIONS TO NET ASSETS
  ATTRIBUTED TO:
  Contributions:
    Participants ..............$   870,595   $   924,339   $ 3,276,321     $ 2,371,948    $    200,017     $ 7,643,220
    Employer                       401,327       425,669     1,491,479       1,096,025          99,947       3,514,447
    Rollovers                    1,076,689     1,170,684     3,080,238       1,771,672           3,563       7,102,846
                               -----------   -----------   -----------     -----------    ------------     -----------
        Total contributions      2,348,611     2,520,692     7,848,038       5,239,645         303,527      18,260,513
                               -----------   -----------   -----------     -----------    ------------     -----------
Investment income:
  Realized and unrealized
   gains (losses) .........        (85,600)     (358,126)    1,972,977         511,371         (35,488)      2,005,134
    Interest and dividends         532,577       628,580       251,481         120,883           1,421       1,534,942
                               -----------   -----------   -----------     -----------    ------------     -----------
    Total investment
          income...........        446,977       270,454     2,224,458         632,254         (34,067)      3,540,076
                               -----------   -----------   -----------     -----------    ------------     -----------
  Loan repayments                  107,120        88,565       210,359         194,446            --           600,490
                               -----------   -----------   -----------     -----------    ------------     -----------
        Total additions ......   2,902,708     2,879,711    10,282,855       6,066,345         269,460      22,401,079
                               -----------   -----------   -----------     -----------    ------------     -----------
DEDUCTIONS FROM NET ASSETS
  ATTRIBUTED TO:
  Benefits paid to
    participants ............   (2,017,315)   (1,178,240    (3,009,098)     (3,701,839)           --        (9,906,492)
  Loan disbursements              (292,206)     (346,856)     (650,250)       (664,048)           --        (1,953,360)
                               -----------   -----------   -----------     -----------    ------------     ------------
       Total deductions ......  (2,309,521)   (1,525,096)   (3,659,348)     (4,365,887)           --       (11,859,852)
                               ------------  -----------   ------------    -----------    ------------     ------------

INTERFUND TRANSFERS            (11,295,767)  (11,675,483)      628,886       1,950,448      10,506,650      (9,885,266)
                               -----------   -----------   -----------     -----------    ------------     -----------

NET CHANGE DURING THE YEAR     (10,702,580)  (10,320,868)    7,252,393       3,650,906      10,776,110         655,961

NET ASSETS AVAILABLE FOR
  BENEFITS BEGINNING OF YEAR    10,735,216    10,349,225    27,872,152      32,230,090            --        81,186,683
                               -----------   -----------   -----------     -----------    ------------     -----------
NET ASSETS AVAILABLE FOR
  BENEFITS END OF YEAR .....   $    32,636   $    28,357   $35,124,545     $35,880,996    $ 10,776,110     $81,842,644
                               ===========   ===========   ===========     ===========    ============     ===========

See notes to financial statements.

CENDANT MEMBERSHIP SERVICES, INC.
SAVINGS INCENTIVE PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
YEAR ENDED DECEMBER 31, 1996                           (Continued)



                                                                                Fund Information
                                                  ---------------------------------------------------------------------------------
                                                            International                         Money
                                                                   Equity        Genesis         Market         Loan
                                                  Subotal            Fund           Fund           Fund         Fund          Total
                                               ----------        --------       --------    -----------    ----------   ------------
ADDITIONS TO NET ASSETS
  ATTRIBUTED TO:
  Contributions:
    Participants .........................     $7,643,220        $ 14,947       $ 33,093    $   173,881    $      --    $ 7,865,141
    Employer                                    3,514,447           6,612         13,218         96,308           --      3,630,585
    Rollovers                                   7,102,846           7,743         15,540          8,878           --      7,135,007
                                               ----------        --------       --------    -----------    ---------    -----------
           Total contributions ...........     18,260,513          29,302         61,851        279,067           --     18,630,733
                                               ----------        --------       --------    -----------    ---------    -----------
  Investment income:
    Realized and unrealized gains (losses)      2,005,134          19,637          3,950            --            --      2,028,721
    Interest and dividends                      1,534,942              63            441         40,044           --      1,575,490
                                               ----------        --------       --------    -----------    ---------    -----------
           Total investment income .......      3,540,076          19,700          4,391         40,044           --      3,604,211
                                               ----------        --------       --------    -----------    ---------    -----------
  Loan repayments ........................        600,490               -             -               -      (600,490)            -
                                               ----------        --------       --------    -----------    ---------    -----------
           Total aditions.................     22,401,079          49,002         66,242        319,111      (600,490)   22,234,944
                                               ----------        --------       --------    -----------    ---------    -----------
DEDUCTIONS FROM NET ASSETS
  ATTRIBUTED TO:
  Benefits paid to participants ..........     (9,906,492)           --            --             --              --     (9,906,492)
  Loan disbursements .....................     (1,953,360)           --            --             --        1,953,360            --
                                               ----------        --------       --------    -----------    ---------    -----------
           Total deductions ..............    (11,859,852)           --            --             --        1,953,360    (9,906,492)
                                               ----------        --------       --------    -----------    ---------    -----------
INTERFUND TRANSFERS ......................     (9,885,266)           --            --        10,029,350      (144,084)           --
                                               ----------        --------       --------    -----------    ---------    -----------

NET CHANGE DURING THE YEAR ...............        655,961          49,002         66,242     10,348,461     1,208,786    12,328,452
                                               ----------        --------       --------    -----------    ---------    -----------
NET ASSETS AVAILABLE FOR BENEFITS,
  BEGINNING OF YEAR ......................     81,186,683            --              --             --      1,673,767    82,860,450
                                               ----------        --------       --------    -----------    ---------    -----------
NET ASSETS AVAILABLE FOR BENEFITS,
  END OF YEAR ............................    $81,842,644        $ 49,002       $ 66,242   $10,348,461     $2,882,553   $95,188,902
                                              ===========        ========       ========   ===========     ==========   ===========



See notes to financial statements.

                                   SIGNATURE

The Plan. Pursuant to the requirement of the Securities Exchange Act of 1934, the Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                        Cendant Membership Services, Inc.
                                        Savings and Incentive Plan



Date:  July 13, 1998                    By:  /s/  Scott E. Forbes
                                        ---------------------------------
                                        Scott E. Forbes
                                        Plan Committee Member
                                        Cendant Membership Services, Inc.
                                        Savings Incentive Plan

                             SUPPLEMENTAL SCHEDULES

CENDANT MEMBERSHIP SERVICES, INC.
SAVINGS INCENTIVE PLAN

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1997


                                                                                                Contract or
                                                              Number of                            Current
Description                                                  Units/Shares              Cost          Value
-----------------------------------------------------        ------------       -----------    ------------

Investments:
AHL Services Inc. ....................................           27,800         $   372,800    $   684,575
BankBoston Corp. ....................................             9,500             698,966        892,411
Capital One Financial Corp. .........................            20,000             436,962      1,083,760
Cendant Corporation .................................         1,446,320          35,982,057     49,717,250
Chancellor Media Corp. ..............................            13,000             373,834        970,125
Cheesecake Factory Inc. .............................            30,000             591,964        915,000
Circus Circus Enterprises Inc. ......................            25,000             756,050        512,500
Citicorp.............................................             8,000             359,127      1,011,504
Citrix Systems Inc. .................................            18,000             903,034      1,368,000
CKE Restaurants Inc. ................................            48,000             438,984      2,022,000
Claires Stores, Inc. .................................           46,500             778,385        903,867
Columbia/HCA Healthcare Corp. ........................           24,000             786,173        711,000
Comcast U.K. Cable Partners Ltd. .....................           62,500             727,452        589,875
Cooper Cameron Corp. .................................           14,000             514,026        854,000
Corporate Express Inc. ..............................            48,000             548,292        618,000
ECI Telecommunications Ltd. .........................             9,500             178,082        242,250
EMC Corp. ...........................................            30,000             725,413        823,140
Enron Oil & Gas Co. .................................            21,000             444,200        444,948
Exel Ltd. ...........................................            10,000             387,875        633,750
Fidelity National Financial, Inc. ..................             48,000             823,145      1,643,400
Finova Group Inc. ......................................         15,000             228,618        745,320
General Nutrition Companies Inc. .......................         47,000             611,909      1,598,000
Gtech Holdings Corp. ..................................          22,000             531,489        702,636
Harrah's Entertainment Inc. ............................         43,000             612,975        811,625
Healthplan Services Corp. ..............................         35,000             755,143        735,000
IDDYMAC Mortgage Holdings Inc. .........................         20,000             454,188        468,760
Intel Corp. ...........................................           6,000             142,606        421,500
KLA Tencor Corp. .......................................         17,000             673,718        656,625
Knightsbridge Tankers Ltd. ...............................        7,500             213,562        212,348
Luxottica Group SPA Sponsored ADR.......................         10,000             455,306        625,000


CENDANT MEMBERSHIP SERVICES, INC.
SAVINGS INCENTIVE PLAN

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1997                                      (Continued)


                                                                                               Contract or
                                                              Number of                            Current
Description                                                  Units/Shares              Cost          Value
-----------------------------------------------------        ------------       -----------    ------------
Investments:

MBNA Corp. ..................................................      25,350       $    168,437   $    692,385
Merrill Lynch & Co. Inc. ....................................       9,000            391,950        656,442
Micron Electronics Inc. ....................................       50,000            861,638        456,250
Mid Ocean Ltd. .............................................       12,000            491,200        651,000
Morgan Stanley Dean Witter Discover & Co. ..................       18,000            233,746      1,064,250
Noble Affiliates Inc. .....................................        12,000            490,346        423,000
NTL Inc. ..................................................        36,000            904,825      1,003,500
Oryx Energy Co. ............................................       17,000            419,256        433,500
Phillip Morris Companies Inc. ..............................       22,500            606,678      1,018,125
Promus Hotel Corp. .........................................        9,712             35,614        407,904
Redwood Trust Inc. .........................................       26,000            739,225        529,750
Regis Corp. ................................................       28,000            694,943        703,500
Republic Industries Inc. ...................................       47,000          1,279,403      1,095,711
Rouse Co. ..................................................       22,000            682,188        720,500
SAP Aktiengesellschaft Sponsored ADR.......................        12,000            563,700      1,307,892
Seagull Energy Corp. .......................................       30,500            773,453        629,062
Showboat Inc. ..............................................       30,000            547,141        881,250
Sola International Inc. ....................................       30,000            835,989        975,000
Staples Inc. ...............................................       32,000            519,283        888,000
Texas Instruments Inc. .....................................       10,000            213,234        450,000
Trigon Healthcare Inc. .....................................       30,000            390,000        783,750
Union Pacific Resources Group Inc. ..........................      18,000            464,269        436,500
United Healthcare Corp. ....................................       15,000            650,948        745,320
Viking Office Products Inc. ................................       35,000            484,481        763,455
Watson Pharmaceuticals Inc. .................................      18,000            322,216        583,884
Wells Fargo & Co. ...........................................       4,000            418,122      1,357,752
Wesley Jessen Visioncare Inc. ...............................      29,500            745,260      1,150,500
WSMP Inc. ...................................................      21,500            452,400        623,500
Xeikon  NV Sponsored ADR                                           54,000            804,821        756,000
                                                                                 -----------     ----------
Total common stocks .........................................                     67,691,101     95,805,851

CENDANT MEMBERSHIP SERVICES, INC.
SAVINGS INCENTIVE PLAN

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1997                                 (Continued)

                                                                                                Contract or
                                                              Number of                            Current
Description                                                  Units/Shares              Cost          Value
-----------------------------------------------------        ------------       -----------    ------------
Shares of registered investment companies:
  Neuberger & Berman Ltd. Maturity Bond Fund                    1,203,793       $ 11,483,314   $ 11,496,221
  Neuberger & Berman International Equity Fund                    283,538          4,051,189      4,102,802
  Neuberger & Berman Genesis Fund                                 342,823          6,310,496      7,617,528
  First Union Evergreen Money Market Fund                      12,598,636         12,598,636     12,598,636
  MetLife Stock Market Index Guarantee Fund                         4,007          1,269,799      1,353,750


Short-term investment funds:
  Chase Cash Investment Fund                                      321,927            321,927        321,927
  Neuberger & Berman Institutional
    Daily Income Fund                                             636,929            636,929        636,929
                                                                                ------------   ------------
Total short-term investment funds                                                    958,856        958,856

Loans to participants                                                              3,617,348      3,617,348
                                                                                ------------   ------------

Total investments                                                               $107,980,739   $137,550,992
                                                                                ============   ============

CENDANT MEMBERSHIP SERVICES, INC.
SAVINGS INCENTIVE PLAN

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1997


                                                                  Purchases                       Sales
                                                          ---------------------------     ---------------------------
   Identity of                          Description       Purchase          Number of     Selling        Number of          Net Gain
      Party Involved                       of Asset          Price       Transactions       Price        Transactions      or (Loss)
-------------------------------    ----------------    -----------       ------------     ----------     ------------     ----------

A single transaction in excess of 5% of the beginning value of plan assets

Neuberger & Berman Trust Company   Cendant Corporation
                                   Company Stock Fund
                                   1,677,116 shares    $17,388,536               -        $         -         -            $       -
                                   1,782,249 shares     18,478,553               -                  -         -                    -

Neuberger & Berman LLC             Neuberger & Berman Limited Maturity Bond Fund
                                   1,068,172 shares     10,158,318               -                  -         -                    -

Neuberger & Berman LLC             Equity Separate Fund
                                   2,952,821 shares     31,761,391               -                  -         -                    -

A series of security transactions in excess of 5% of the beginning value of plan assets

Neuberger & Berman Trust Company   Cendant Corporation
                                   Company Stock Fund  $46,645,094             427
                                                         7,590,559                          7,512,009         677           (78,550)

Neuberger & Berman LLLC            Neuberger & Berman Limited
                                   Maturity Bond Fund   14,204,960             288                   -         -                   -

Neuberger & Berman LLC             Neuberger & Berman Genesis
                                   Fund                  7,511,988             411                  -         -                    -

Neuberger & Berman LLC             Equity Separate Fund 43,832,727             418
                                                         8,665,921                          9,612,290         729           946,369

Chase Manhattan Bank               Chase Cash Investment
                                   Fund                 17,900,950             102
                                                        18,290,461                         18,290,461         139                 -

First Union Bank                   First Union Evergreen
                                   Money Market Fund    16,346,159             360                  -         -                   -

